Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2016 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the audited results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2016 together with the comparative figures for 2015:

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2016

		2016	2015
	Note	RMB million	RMB million

Operating revenue
Traffic revenue		109,693	107,099
Other operating revenue		5,288	4,553

Total operating revenue	3	114,981	111,652

Operating expenses
Flight operation expenses	4	51,461	50,412
Maintenance expenses		11,318	10,407
Aircraft and transportation service expenses		20,215	17,908
Promotion and selling expenses		6,304	6,976
General and administrative expenses		2,815	2,464
Depreciation and amortisation	5	12,619	11,845
Impairment on property, plant and equipment		71	90
Others		1,401	1,390

Total operating expenses		106,204	101,492

Other net income	6	3,835	3,278

Operating profit		12,612	13,438

		2016		2015
	Note	RMB million		RMB million

Interest income			89		253
Interest expense	7		(2,465)		(2,188)
Share of associates’ results			509		460
Share of joint ventures’ results			102		108
Exchange loss, net			(3,276)		(5,953)
Gain on deemed disposal of a subsidiary			90		–

Profit before income tax			7,661		6,118
Income tax	8		(1,763)		(1,300)

Profit for the year			5,898		4,818

Profit attributable to:
Equity shareholders of the Company	10		5,044		3,736
Non-controlling interests			854		1,082

Profit for the year			5,898		4,818

Earnings per share
Basic and diluted	11	RMB	0.51	RMB	0.38

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the year ended 31 December 2016

		2016	2015
	Note	RMB million	RMB million

Profit for the year		5,898	4,818

Other comprehensive income:
Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instruments		8	13
– Fair value movement of available-for-sale financial assets		362	–
– Share of other comprehensive income of associates		(2)	(7)
– Deferred tax relating to above items		(92)	(3)

Other comprehensive income for the year		276	3

Total comprehensive income for the year		6,174	4,821

Total comprehensive income attributable to:
Equity shareholders of the Company		5,196	3,742
Non-controlling interests		978	1,079

Total comprehensive income for the year		6,174	4,821

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2016

		31 December	31 December
		2016	2015
	Note	RMB million	RMB million

Non-current assets
Property, plant and equipment, net		146,746	142,870
Construction in progress	12	28,910	19,433
Lease prepayments		2,687	2,637
Goodwill		182	–
Interest in associates		2,590	1,995
Interest in joint ventures		1,522	1,440
Other investments in equity securities		103	136
Aircraft lease deposits		725	669
Available-for-sale financial assets		499	104
Derivative financial instruments		21	13
Deferred tax assets		1,685	1,387
Other receivables		–	304
Other assets		1,008	888

		186,678	171,876

Current assets
Inventories		1,588	1,606
Trade receivables	13	2,989	2,580
Other receivables		3,387	3,720
Cash and cash equivalents		4,152	4,560
Restricted bank deposits		135	123
Prepaid expenses and other current assets		1,415	1,191
Amounts due from related companies		98	333

		13,764	14,113

Current liabilities
Borrowings		26,746	30,002
Current portion of obligations under finance leases		8,695	6,416
Trade payables	14	1,903	2,500
Sales in advance of carriage		8,420	7,131
Deferred revenue		1,299	1,029
Current income tax		647	66
Amounts due to related companies		103	152
Accrued expenses		15,147	13,081
Other liabilities		4,972	5,158

		67,932	65,535

Net current liabilities		(54,168)	(51,422)

Total assets less current liabilities		132,510	120,454

		31 December	31 December
		2016	2015
	Note	RMB million	RMB million

Non-current liabilities
Borrowings		18,758	15,884
Obligations under finance leases		53,527	49,408
Deferred revenue		1,622	1,806
Provision for major overhauls		2,089	1,895
Provision for early retirement benefits		6	13
Deferred benefits and gains		691	886
Deferred tax liabilities		841	938

		77,534	70,830

Net assets		54,976	49,624

Capital and reserves
Share capital		9,818	9,818
Reserves		33,638	29,227

Total equity attributable to equity shareholders of the Company		43,456	39,045
Non-controlling interests		11,520	10,579

Total equity		54,976	49,624

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2016

	Attributable to equity shareholders of the Company
							Non–
	Share	Share	Fair value	Other	Retained		controlling	Total
	capital	premium	reserve	reserves	earnings	Total	interests	equity
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	million	million	million	million	million	million	million	million

Balance at 1 January 2015	9,818	14,131	44	1,486	10,269	35,748	8,745	44,493

Changes in equity for 2015:
Profit for the year	–	–	–	–	3,736	3,736	1,082	4,818
Other comprehensive income	–	–	11	(5)	–	6	(3)	3

Total comprehensive income	–	–	11	(5)	3,736	3,742	1,079	4,821
Appropriations to reserves	–	–	–	246	(246)	–	–	–
Dividends relating to 2014	–	–	–	–	(393)	(393)	–	(393)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	1,360	1,360
Acquisition of non-controlling interests in a subsidiary	–	–	–	(52)	–	(52)	(574)	(626)
Distributions to non-controlling interests	–	–	–	–	–	–	(31)	(31)

Balance at 31 December 2015 and 1 January 2016	9,818	14,131	55	1,675	13,366	39,045	10,579	49,624

Changes in equity for 2016:
Profit for the year	–	–	–	–	5,044	5,044	854	5,898
Other comprehensive income	–	–	154	(2)	–	152	124	276

Total comprehensive income	–	–	154	(2)	5,044	5,196	978	6,174
Appropriations to reserves	–	–	–	405	(405)	–	–	–
Dividends relating to 2015 (Note 9)	–	–	–	–	(785)	(785)	–	(785)
Capital injection of non-controlling interests in a subsidiary	–	–	–	–	–	–	260	260
Decrease in non-controlling interests as a result of loss of control of a subsidiary	–	–	–	–	–	–	(83)	(83)
Distributions to non-controlling interests	–	–	–	–	–	–	(214)	(214)

Balance at 31 December 2016	9,818	14,131	209	2,078	17,220	43,456	11,520	54,976

Notes to the financial information prepared in accordance with IFRSs:

1	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company (“CSAHC”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, the Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The measurement basis used in the preparation of the financial statements is the historical cost basis, except that available-for-sale equity securities and derivative financial instruments are stated at their fair value.

The IASB has issued a number of amendments to IFRSs that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

3	REVENUE AND SEGMENT INFORMATION

(a)	Operating revenue

	2016	2015
	RMB million	RMB million

Traffic revenue
– Passenger	102,502	100,238
– Cargo and mail	7,191	6,861
Commission income	2,518	1,545
Expired sales in advance of carriage	376	459
Hotel and tour operation income	625	621
General aviation income	461	490
Ground services income	384	345
Air catering income	253	239
Cargo handling income	201	230
Rental income	179	182
Others	291	442

	114,981	111,652

(b)	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes hotel and tour operation, ground services, cargo handling and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment revenue, profit before taxation, assets and liabilities arising from different accounting policies are set out in Note 3 (d). The comparative figures in the Group’s financial statements prepared in accordance with PRC GAAP are restated as the Group acquired a subsidiary under common control in 2016. Management considered the impact of the above restatement is not material. Therefore, the Group’s segment results for the year ended 31 December 2015 and its segment assets and liabilities as at 31 December 2015 as disclosed in these financial statements have not been restated.

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2016 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	113,490	1,302	–	–	114,792
Inter-segment sales	101	2,231	(2,332)	–	–

Reportable segment revenue	113,591	3,533	(2,332)	–	114,792

Reportable segment profit before taxation	6,471	459	–	717	7,647

Reportable segment profit after taxation	4,834	337	–	717	5,888

Other segment information
Income tax	1, 637	122	–	–	1,759
Interest income	79	10	–	–	89
Interest expense	2,458	7	–	–	2,465
Depreciation and amortisation	12,693	96	–	–	12,789
Impairment loss	127	3	–	–	130
Share of associates’ results	–	–	–	511	511
Share of joint ventures’ results	–	–	–	102	102
Gain on deemed disposal of a subsidiary	–	–	–	90	90
Non-current assets additions during the year (other than goodwill, interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	29,126	120	–	–	29,246

The segment results of the Group for the year ended 31 December 2015 are as follows:

	Airline
	transportation	Other
	operations	segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

Revenue from external customers	110,067	1,400	–	–	111,467
Inter-segment sales	114	1,528	(1,642)	–	–

Reportable segment revenue	110,181	2,928	(1,642)	–	111,467

Reportable segment profit before taxation	5,480	279	–	582	6,341

Reportable segment profit after taxation	4,199	205	–	582	4,986

Other segment information
Income tax	1,281	74	–	–	1,355
Interest income	244	9	–	–	253
Interest expense	2,156	32	–	–	2,188
Depreciation and amortisation	11,915	97	–	–	12,012
Impairment loss	105	3	–	–	108
Share of associates’ results	–	–	–	462	462
Share of joint ventures’ results	–	–	–	107	107
Non-current assets additions during the year (other than interests in associates and joint ventures, other investments in equity securities, available-for-sale financial assets, derivative financial instruments and deferred tax assets)	24,242	98	–	–	24,340

The segment assets and liabilities of the Group as at 31 December 2016 and 31 December 2015 are as follows:

	Airline
	transportation
	operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 31 December 2016
Reportable segment assets	192,881	3,201	(376)	4,755	200,461
Reportable segment liabilities	144,768	1,355	(370)	–	145,753

As at 31 December 2015
Reportable segment assets	180,753	2,795	(1,004)	3,706	186,250
Reportable segment liabilities	136,391	1,290	(1,004)	–	136,677

*	Unallocated assets primarily include goodwill, interest in associates and joint ventures, available-for-sale financial assets, derivative financial instruments and other investments in equity securities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from available-for-sale financial assets and other investments in equity securities and the gain on deemed disposal of a subsidiary.

(c)	Geographic information

The Group’s revenues by geographical segment are analysed based on the following criteria:

(1)	Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin and destination from/to other overseas markets is classified as international revenue.

(2)	Revenues from commission income, hotel and tour operation, ground services, cargo handling and other miscellaneous services are classified on the basis of where the services are performed.

	2016	2015
	RMB million	RMB million

Domestic	84,380	82,981
International	28,096	25,872
Hong Kong, Macau and Taiwan	2,316	2,614

	114,792	111,467

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

(d)	Reconciliation of reportable segment revenues, profit before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements.

	2016	2015
	RMB million	RMB million

Revenue
Reportable segment revenue	114,792	111,467
Reclassification of expired sales in advance of carriage	376	459
Reclassification of sales tax	(161)	(274)
Adjustments arising from business combinations under common control	(26)	–

Consolidated revenue	114,981	111,652

	2016	2015
	RMB million	RMB million

Profit before income tax
Reportable segment profit before taxation	7,647	6,341
Capitalisation of exchange difference of specific loans	48	(222)
Government grants	1	1
Adjustments arising from business combinations under common control	(35)	(2)

Consolidated profit before income tax	7,661	6,118

	31 December	31 December
	2016	2015
	RMB million	RMB million

Assets
Reportable segment assets	200,461	186,250
Capitalisation of exchange difference of specific loans	149	101
Government grants	(316)	(342)
Adjustments arising from business combinations under common control	184	–
Others	(36)	(20)

Consolidated total assets	200,442	185,989

	31 December	31 December
	2016	2015
	RMB million	RMB million

Liabilities
Reportable segment liabilities	145,753	136,677
Government grants	(287)	(312)

Consolidated total liabilities	145,466	136,365

4	FLIGHT OPERATION EXPENSES

	2016	2015
	RMB million	RMB million

Jet fuel costs	23,799	26,274
Flight personnel payroll and welfare	9,215	8,070
Aircraft operating lease charges	7,330	6,153
Air catering expenses	2,965	2,680
Civil Aviation Development Fund	2,565	2,482
Training expenses	1,120	1,003
Aircraft insurance	197	168
Others	4,270	3,582

	51,461	50,412

5	DEPRECIATION AND AMORTISATION

	2016	2015
	RMB million	RMB million

Depreciation
– Owned assets	7,569	7,082
– Assets acquired under finance leases	4,849	4,684
Amortisation of deferred benefits and gains	(131)	(148)
Other amortisation	332	227

	12,619	11,845

6	OTHER NET INCOME

	2016	2015
	RMB million	RMB million

Government grants	2,837	2,331
Gains/(losses) on disposal of property, plant and equipment and construction in progress
– Aircraft and spare engines and relating construction in progress	523	414
– Other property, plant and equipment	34	(102)
Others	441	635

	3,835	3,278

7	INTEREST EXPENSE

	2016	2015
	RMB million	RMB million

Interest on borrowings	1,444	1,320
Interest relating to obligations under finance leases	1,598	1,248
Interest relating to provision for early retirement benefits	1	2
Less: interest expense capitalised	(624)	(382)
Interest rate swaps: cash flow hedge, reclassified from equity	46	–

	2,465	2,188

8	INCOME TAX

	2016	2015
	RMB million	RMB million

PRC income tax
– Provision for the year	2,203	1,700
– Under/(over)-provision in prior year	47	(41)

	2,250	1,659
Deferred tax
Origination and reversal of temporary differences	(487)	(359)

Tax expense	1,763	1,300

In respect of majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

Under the Corporate Income Tax Law of the PRC, the Company and majority of its PRC subsidiaries are subject to PRC income tax at 25% (2015: 25%). Certain PRC subsidiaries of the Company are subject to preferential income tax rate at 15% according to the preferential tax policy in locations, where those subsidiaries are located.

9	DIVIDENDS

A dividend in respect of the year ended 31 December 2016 of RMB1.0 per 10 shares (inclusive of applicable tax) (2015: RMB0.8 per 10 shares (inclusive of applicable tax)), amounting to a total dividend of RMB982 million (2015: RMB785 million), was proposed by the directors on 30 March 2017. The dividend proposed after the end of the financial year has not been recognised as a liability at the end of the financial year.

10	PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The consolidated profit attributable to equity shareholders of the Company for the year ended 31 December 2016 includes a profit of RMB3,574 million (2015: RMB1,941 million) which has been dealt with in the financial statements of the Company.

11	EARNINGS PER SHARE

The calculation of basic earnings per share for the year ended 31 December 2016 is based on the profit attributable to equity shareholders of the Company of RMB5,044 million (2015: RMB3,736 million) and the weighted average of 9,817,567,000 shares in issue during the year (2015: 9,817,567,000 shares).

The amounts of diluted earnings per share are the same as basic earnings per share as there were no dilutive potential ordinary shares in existence for the years ended 31 December 2016 and 2015.

12	CONSTRUCTION IN PROGRESS

The construction in progress as at 31 December 2016 mainly related to advance payments for acquisition of aircraft and flight equipment amounting to RMB27,267 million and progress payments for other construction projects amounting to RMB1,643 million.

13	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2016	2015
	RMB million	RMB million

Within 1 month	2,536	2,157
More than 1 month but less than 3 months	321	383
More than 3 months but less than 12 months	142	30
More than 1 year	27	43

	3,026	2,613
Less: allowance for doubtful debts	(37)	(33)

	2,989	2,580

14	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2016	2015
	RMB million	RMB million

Within 1 month	612	735
More than 1 month but less than 3 months	529	504
More than 3 months but less than 6 months	484	843
More than 6 months but less than 1 year	173	314
More than 1 year	105	104

	1,903	2,500

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2016

	2016	2015
	RMB million	RMB million
		(Restated)

Revenue	114,792	111,500
Less: Cost of operation	96,359	91,362
Taxes and surcharges	245	275
Selling and distribution expenses	6,402	7,081
General and administrative expenses	3,064	2,754
Finance expense, net	5,836	7,825
Impairment loss	130	108
Add: Investment income	717	582

Operating profit	3,473	2,677
Add: Non-operating income	4,262	3,816
Less: Non-operating expenses	88	97

Total profit	7,647	6,396
Less: Income tax	1,759	1,369

Net profit	5,888	5,027

Attribute to:
– Equity shareholders of the Company	5,055	3,892
– Non-controlling interests	833	1,135

	5,888	5,027

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2016

	31 December	31 December
	2016	2015
	RMB million	RMB million
		(Restated)

Assets
Current assets
Cash at bank and on hand	4,855	5,610
Accounts receivable	3,009	2,593
Prepayments	1,479	1,269
Dividend receivable	–	17
Other receivables	1,418	1,694
Inventories	1,588	1,606
Other current assets	1,415	1,870

Total current assets	13,764	14,659

Non-current assets
Available-for-sale financial assets	602	240
Long-term equity investments	4,132	3,453
Investment properties	440	507
Fixed assets	146,388	142,462
Construction in progress	28,948	19,556
Intangible assets	3,152	2,889
Aircraft lease deposits	725	669
Long-term deferred expenses	568	640
Derivative financial instruments	21	13
Deferred tax assets	1,721	1,411

Total non-current assets	186,697	171,840

Total assets	200,461	186,499

Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	4,195	19,483
Bills payable	400	771
Accounts payable	13,021	12,072
Sales in advance of carriage	8,420	7,131
Employee benefits payable	2,858	2,454
Taxes payable	899	240
Interest payable	844	385
Dividend payable	1	8
Other payables	4,749	5,052
Non-current liabilities due within one year	10,559	9,964
Other current liabilities	21,986	8,000

Total current liabilities	67,932	65,560

	31 December	31 December
	2016	2015
	RMB million	RMB million
		(Restated)

Non-current liabilities
Long-term bank borrowings	1,069	12,884
Bonds payable	17,689	3,000
Obligations under finance leases	53,527	49,408
Provision for major overhauls	2,089	1,895
Deferred revenue	2,600	3,003
Provision for early retirement benefits	6	13
Deferred tax liabilities	841	938

Total non-current liabilities	77,821	71,141

Total liabilities	145,753	136,701

Shareholders’ equity
Share capital	9,818	9,818
Capital reserve	13,951	14,351
Other comprehensive income	211	59
Surplus reserves	1,957	1,552
Undistributed profits	17,244	13,411

Total equity attributable to equity shareholders of the Company	43,181	39,191
Non-controlling interests	11,527	10,607

Total equity	54,708	49,798

Total liabilities and equity	200,461	186,499

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in net profit and net assets attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

			Unit: RMB million
	Net profit attributable to		Net assets attributable to
	equity shareholders		equity shareholders
	of the Company		of the Company
	January –	January –	31 December	31 December
	December 2016	December 2015	2016	2015
		(Restated)		(Restated)

Amounts under PRC GAAP	5,055	3,892	43,181	39,191
Adjustments:
Government grants	1	1	(29)	(30)
Capitalisation of exchange difference of specific loans	48	(222)	149	101
Adjustments arising from an associate’s business combination under common control	(2)	(2)	2	4
Adjustments arising from the Company’s business combination under common control	(33)	(55)	182	(225)
Tax impact of the above adjustments	(4)	69	(36)	(24)
Effect of the above adjustments on non-controlling interests	(21)	53	7	28

Amounts under IFRSs	5,044	3,736	43,456	39,045

BUSINESS REVIEW

In 2016, as the global economy struggled to recover, the economic growth of China slowed down, but had showed a trend of “moderate but stable and sound momentum of development”. The global civil aviation industry was in strong demand, and continued to benefit from the positive effects brought about by the global low oil prices, but was also faced with various challenges, including the slow recovery in oil prices and the escalation of geopolitical risks. The civil aviation industry in China maintained a double-digit fast growth but was also faced with the challenges, such as increased market competition, impact brought by the operations of high-speed railways on the civil aviation industry in China, exchange losses and etc. Adhering to the strategy of steady development, the Group proactively establishes a “Sunshine China Southern Airlines” and conducts every work with a criteria featured with “strict, practice, prudent, accurate, incorrupt”, such that the “cohesiveness, combat power, executive power, creativity and immunity” of staff of the Group strengthened to a further extend. We reinforced deeply the construction of safety management system, made more clear the strategy and direction of the development of the Company, initiatively propelled the integration of resources and coordination of strategies and spared no efforts on enhancing its brand influence and, as a result of which, its comprehensive competitive strength increased significantly.

Safety Operation

We have firmly established the concept of sustainable safety and constantly strengthened the development of safety responsibility system to further refine the preventive and controlling measures for safety incidents so that the risk management has become more effective. During the reporting period, the Group realized 2,375,000 safe flight hours, accumulated 18,095,000 safe flight hours and 12,312 hours of general aviation service, and maintained over 17 years of aviation safety and 22 years of aviation security. The Group continued to keep the best safety records among Chinese airlines.

We seized the incremental resources of time slots in the key domestic market and fully mobilized the transport capacity, to effectively improve the utilization rate of flight crew; strengthened the internal and external cooperation for more efficient allocation of resources and enhanced operational efficiency. The operating data of the Company has been at the best level in the recent five years. In addition, we had launched a total of 156 flight delay warnings during the year, and successfully managed the extensive delays resulting from severe weather, including thunderstorms and typhoons, achieving an industry-leading flight on-time rate.

Fleet Development

We conducted an in-depth research on market demands and integrated with the Company’s strategies to optimize the fleet structure. During the reporting period, the Group introduced 53 aircraft and retired 18 aircraft. The Company entered into an agreement with Boeing Company to purchase 12 787-9 aircraft from Boeing Company. Moreover, Xiamen Airlines entered into an agreement with Boeing Company to purchase 6 787-9 aircraft and 10 737-800 aircraft from Boeing Company. As at the end of the reporting period, the Group became the first domestic airline which owned over 700 aircraft, and continued to rank first in Asia.

Fully integrating the fleet development plan, the Group actively expanded its flight team. During the year, the Group recruited 661 pilots (including 88 foreign pilots), 1,672 cabin attendants.

Network Hub

We continued to optimize the route network and reinforce the construction of the hub, so as to propel the strategic transformation. In the domestic market, we focused on increasing the number of main flight routes, and both the number of core flight routes and capacity concentration kept a steady upward trend in the international market, we fully grasped the growth opportunities and further improved the international route network. During the reporting period, the Company launched new flight routes of Guangzhou – Toronto, Guangzhou – Adelaide, Shenzhen – Sydney, Shenzhen – Wuhan – Dubai and etc., consolidating its position as the largest air carrier of Chinese Mainland to Australia and New Zealand, Southeast Asia and Central Asia regions. As Xiamen Airlines launched new flight routes of Xiamen

– Melbourne, Xiamen – Vancouver, Xiamen – Shenzhen – Seattle and etc., the internationalization process accelerated at the same time.

We grasped the opportunities arising from the release of time slots in Guangzhou hub to improve the layout of key routes network and focused on increasing the number of main lines in Beijing hub and the investment into highly profitable routes; and launched Urumchi hub by leveraging the “One Belt One Road” strategy to increase investments into domestic base market, with a view to consolidating our position in the domestic main lines. During the reporting period, the Company’s construction of hubs had achieved remarkable results. During the year, the number of transit passengers in hubs reached 4,650,000, representing an increase of 11% as compared with the same period of the previous year; of which, the number of international transit passengers was 3,450,000, representing an increase of 19% as compared with the same period of the previous year, and the number of transit passengers through the traffic under the Sixth Freedom Traffic Right reached 782,000, representing an increase of 50% as compared with the same period of the previous year. During the reporting period, the international (including Hong Kong, Macau and Taiwan) revenue passenger kilometers percentage of the Company reached 32.4%, representing an increase of 2.8 percentage points as compared with the same period of the previous year.

Marketing

We continued to optimize and adjust the flight schedules and gave priority to those routes with economy-effectiveness when allocating transportation capacity and hot time slots resources, in an effort to match capacity with market, continue to improve passenger load factor and record consecutive profits for the international routes. We utilized the advantage of scale and grasped the peak demand, thus the revenue of the peak seasons, including the Spring Festival and summer holidays, recorded an increase of 3.45% as compared with the same period of the previous year. Furthermore, we participated in important domestic and overseas exhibitions to enhance cooperation with governments and organizations in overseas key markets and continuously expanded the high-end channels, and the international brand awareness of the Company had been further enhanced. At last, we optimized freighter operation and network layout, and the freighter operation had recorded profits for three consecutive years.

We vigorously promoted the value-added products, such as onboard upgrade in the flight and prepayment for seat selection, as a result of which, the auxiliary revenue of the Company amounted to RMB550 million, representing an increase of 179.1% as compared with the same period of the previous year. The number of members maintained rapid growth and the total number of Sky Pearl Club membership amounted to 30.10 million, growing by 19.9% as compared with the same period of the previous year; of which, the frequent flyers contributed nearly 40% of our total revenue, and the “Member’s Day” theme activities had attracted over 2.12 million new members. We expanded the key client accounts business in a steady manner and had 355 designated client accounts and 45 global client accounts. We had established the concept of “Excellent Service is the Best Marketing Strategy (優質服務是最好的營銷)” in our Customer Service Center of “95539”, and the sales through it exceeded RMB3 billion and the customer satisfaction rate reached 97.47%.

E-commerce

During the reporting period, the Company actively promoted the “Internet Plus” strategy and spared no effort to build the “China Southern e-Travel”, so as to facilitate extensive integration between the Internet and 306 passenger service contact points and increase the passengers’ loyalties through improving service convenience, and thus accelerating the intelligent strategy of the Company. At present, there are 71 functions in the China Southern Airlines App, including class upgrade at the gate, airport navigation and refund insurance and etc.; and such App has been downloaded and activated for 13.78 million times and has over 13.35 million followers in social media, ranking first in the civil aviation industry in China. Meanwhile, the Company was among the first to take part in “the Open Cloud Platform for Big Data of Integrated Transport Travel (綜合交通運輸出行大數據開放雲平台)” organized by the Ministry of Transport and also entered into a strategic cooperation agreement with Baidu Company to facilitate the construction of the “China Southern e-Travel”.

We innovated our marketing activities and put much effort into social media marketing, and our e-commerce marketing capability had been enhanced significantly. During the reporting period, the Company recorded an electronic direct sales of RMB28.84 billion, representing an increase of 57.6% as compared with the same period of the previous year. In addition, the sales generated from mobile application and social media amounted to RMB4.86 billion and RMB0.55 billion, respectively, representing an increase of 142.3% and 262.3%, respectively, as compared with the same period of the previous year. The “Official Account” in WeChat (微信公 號) of the Company has been awarded “the Most Influential New Media Account for Central Enterprise in 2016 (2016年中央企業最具影響力新媒體 號)”, leading the industry in terms of traffic volume, number of users and user engagement.

Product Service

During the reporting period, the Group continued to increase efforts input into the research and development of product and service control, and its overall service level was elevated in a steady way. The Company was ranked 13th in the Most Loved Airlines on SKYTRAX website, which was the highest ranking among the Chinese airlines. Moreover, Xiamen Airlines won the “China Quality Award (中國質量獎)”, the highest recognition of quality conferred by the government, becoming the first service enterprise to win such award, as well as the only Chinese airline to do so. Adhering to the concept of “people-oriented, life above all (以人為本、生命高於一切)”, the Company took the lead in opening a green passage for transportation of human donated organs in the civil aviation industry. During the year, it successfully transported living donor organs for 248 times with a success rate of 100%, and launched a flight medical volunteer project with the number of medical volunteers reaching 2,419, providing medical assistance to 3,027 flights.

With the goal of providing intelligent and convenient services, the Company introduced in-flight WIFI service in some flights and some value-added products, such as self-service return and re-scheduling, pre-order excess baggage fees and payment for seat selection and etc., and continued to promote online ordering products for the first- and business-class. The Company has been able to deliver online booking of transit hotels, and has completed nearly 15,000 bookings during the year. In addition, it designed and developed 45 new meals with local flavors and increased significantly the number of Hollywood movies to more than 130 movies in total per month. Xiamen Airlines completed a full-scale upgrade of its intercontinental routes service and carefully tailored its special service products, such as providing special Chinese white tableware for the first- and business-class under the theme activity of “Up in the Air with Egret, Chinese White (鷺翔雲端 中國白)”, creating “six exquisite meals (六精六美餐食)” together with international brands and creating themed flights, including the “Girl’s Heart, Princess’s Dream (少女心 公主夢)”-themed flights for the International Women’s Day and “Magical Kingdom (魔幻王國)”-themed flights for the International Children’s Day.

Cost Control

During the reporting period, the Group took the initiative to manage the risk of fluctuations in oil price and exchange rate. As such, its overall budget management system is becoming more mature and its risk control ability has been improved constantly.

The Company strictly implemented the “Income Less, Cost Less (收入減,成本減)” linkage adjustment mechanism to effectively mitigate the impact of the rising trend of the oil prices, hence its costs and expenses had been limited within the annual targets. It actively adjusted the debt structure to mitigate the challenge of RMB depreciation, repaid a debt of 1.837 billion US dollars ahead of schedule and its RMB financing ratio had increased from 30.69% to 51.16%. Additionally, the Company continued to increase direct sales while cutting agency activities, and its direct sales percentage increased to over 40% with a decrease of RMB1.224 billion in agency fees as compared with the same period of the previous year. The Company carried out various forms of low interest rates financing, such as issuing corporate bonds and ultra-short-term financing bills and etc., and the direct financing (excluding obligations under finance leases) ratio increased from 29.5% to 88.9%.

Xiamen Airlines adopted cost control in all aspects during the whole process and among all crews, lowering strategic cost of aircraft fleet, management cost, finance cost and flight operating cost through the streamlining of fleet, comprehensive management of budget, refined financial management and precise operation, respectively. Such long-term fine cost mechanism has further reinforced its low cost advantage.

Operating Results

During the reporting period, the Group recorded total operating revenue of RMB114,981 million, representing an increase of 2.98% as compared with the same period of the previous year. Its operating expenses were RMB106,204 million, representing an increase of 4.64% as compared with the same period of the previous year. Although there was an exchange loss of RMB3,276 million resulting from RMB exchange rate fluctuations, benefited from the operating profit of its principal businesses, the Group recorded a net profit attributable to equity shareholders of the Company of RMB5,044 million, representing an increase of 35.01% as compared with the same period of the previous year.

The Board would like to extend its sincere gratitude to the shareholders, management and all the employees of the Company, and is pleased to recommend the payment of a final dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totaling approximately RMB982 million based on the Company’s 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 Annual General Meeting of the Company.

OPERATING DATA SUMMARY

The following table sets forth certain financial information and operating data by geographic regions:

	For the year ended		Increase/
	31 December		(decrease)
	2016	2015	%

Traffic:
Revenue passenger kilometers (RPK) (million)
Domestic	144,979.57	138,769.05	4.48
Hong Kong, Macau and Taiwan	3,083.71	3,526.99	(12.57)
International	58,042.36	47,291.67	22.73

Total:	206,105.64	189,587.71	8.71

Revenue tonne kilometers (RTK) (million)
Domestic	14,551.20	13,916.26	4.56
Hong Kong, Macau and Taiwan	292.46	331.50	(11.78)
International	9,542.90	8,140.24	17.23

Total:	24,386.56	22,388.00	8.93

RTK – Passenger (million)
Domestic	12,794.43	12,253.49	4.41
Hong Kong, Macau and Taiwan	270.59	309.91	(12.69)
International	5,099.18	4,162.66	22.50

Total:	18,164.20	16,726.06	8.60

RTK – Cargo and mail (million)
Domestic	1,756.77	1,662.78	5.65
Hong Kong, Macau and Taiwan	21.87	21.59	1.30
International	4,443.72	3,977.58	11.72

Total:	6,222.36	5,661.95	9.90

	For the year ended		Increase/
	31 December		(decrease)
	2016	2015	%

Passengers carried (thousand)
Domestic	98,463.43	95,121.91	3.51
Hong Kong, Macau and Taiwan	2,340.68	2,571.15	(8.96)
International	13,814.52	11,728.96	17.78

Total:	114,618.63	109,422.02	4.75

Cargo and mail carried (thousand tonnes)
Domestic	1,083.68	1,030.10	5.20
Hong Kong, Macau and Taiwan	19.73	19.18	2.87
International	509.14	462.27	10.14

Total:	1,612.55	1,511.55	6.68

Capacity:
Available seat kilometres (ASK) (million)
Domestic	179,655.46	172,104.99	4.39
Hong Kong, Macau and Taiwan	4,193.19	4,762.25	(11.95)
International	72,143.29	58,749.02	22.80

Total:	255,991.94	235,616.26	8.65

Available tonne kilometres (ATK) (million)
Domestic	20,740.93	20,055.09	3.42
Hong Kong, Macau and Taiwan	491.23	562.65	(12.69)
International	13,748.02	11,586.92	18.65

Total:	34,980.18	32,204.66	8.62

Available tonne kilometres (ATK) – Passenger Traffic (million)
Domestic	16,168.99	15,489.45	4.39
Hong Kong, Macau and Taiwan	377.39	428.60	(11.95)
International	6,492.90	5,287.41	22.80

Total:	23,039.28	21,205.46	8.65

	For the year ended		Increase/
	31 December		(decrease)
	2016	2015	%

Available tonne kilometres (ATK) – Cargo and mail (million)
Domestic	4,571.93	4,565.65	0.14
Hong Kong, Macau and Taiwan	113.84	134.05	(15.08)
International	7,255.13	6,299.51	15.17

Total:	11,940.90	10,999.21	8.56

Load factor:
Passenger load factor (RPK/ASK) (%)
Domestic	80.7	80.6	0.12
Hong Kong, Macau and Taiwan	73.5	74.1	(0.81)
International	80.5	80.5	–

Overall:	80.5	80.5	–

Total load factor (RTK/ATK) (%)
Domestic	70.2	69.4	1.15
Hong Kong, Macau and Taiwan	59.5	58.9	1.02
International	69.4	70.3	(1.28)

Overall:	69.7	69.5	0.29

Yield:
Yield per RPK (RMB)
Domestic	0.53	0.55	(3.64)
Hong Kong, Macau and Taiwan	0.72	0.71	1.41
International	0.40	0.45	(11.11)

Overall:	0.50	0.53	(5.66)

Yield per RFTK (RMB)
Domestic	1.15	1.23	(6.50)
Hong Kong, Macau and Taiwan	3.91	4.49	(12.92)
International	1.14	1.19	(4.20)

Overall:	1.16	1.21	(4.13)

	For the year ended		Increase/
	31 December		(decrease)
	2016	2015	%

Yield per RTK (RMB)
Domestic	5.45	5.65	(3.54)
Hong Kong, Macau and Taiwan	7.92	7.89	0.38
International	2.94	3.18	(7.55)

Overall:	4.50	4.78	(5.86)

Cost:
Operating cost per ATK (RMB)	3.04	3.15	(3.49)

Flight Volume:
Kilometers flown (million)	1,504.31	1,408.50	6.80

Hours flown (thousand)
Domestic	1,833.17	1,770.25	3.55
Hong Kong, Macau and Taiwan	39.26	44.79	(12.35)
International	502.91	422.69	18.98

Total:	2,375.34	2,237.73	6.15

Number of flights (thousand)
Domestic	835.10	824.53	1.28
Hong Kong, Macau and Taiwan	18.95	20.66	(8.28)
International	105.06	91.56	14.74

Total:	959.11	936.75	2.39

MANAGEMENT DISCUSSION AND ANALYSIS

I.	FINANCIAL PERFORMANCE

Part of the financial information presented in this section is derived from the Company’s audited financial statements that have been prepared in accordance with IFRSs.

The profit attributable to equity shareholders of the Company of RMB5,044 million was recorded in 2016 as compared to the profit attributable to equity shareholders of the Company of RMB3,736 million in 2015. The Group’s operating revenue increased by RMB3,329 million or 2.98% from RMB111,652 million in 2015 to RMB114,981 million in 2016. Passenger load factor was 80.5% in 2016 and 2015. Passenger yield (in passenger revenue per RPK) decreased by 5.66% from RMB0.53 in 2015 to RMB0.50 in 2016. Average yield (in traffic revenue per RTK) decreased by 5.86% from RMB4.78 in 2015 to RMB4.50 in 2016. Operating expenses increased by RMB4,712 million or 4.64% from RMB101,492 million in 2015 to RMB106,204 million in 2016. As a result of increase of operating revenue netted off by the increase of operating expenses, operating profit of RMB12,612 million was recorded in 2016 as compared to operating profit of RMB13,438 million in 2015, representing a decrease by RMB826 million.

II.	OPERATING REVENUE

	2016		2015
	Operating		Operating		Changes in
	revenue	Percentage	revenue	Percentage	revenue
	RMB Million	%	RMB Million	%	%

Traffic revenue	109,693	95.40	107,099	95.92	2.42
Including: Passenger revenue	102,502		100,238		2.26
–Domestic	77,257		76,570		0.90
–Hong Kong, Macau and Taiwan	2,230		2,517		(11.40)
–International	23,015		21,151		8.81

Cargo and mail revenue	7,191		6,861		4.81

Other operating revenue	5,288	4.60	4,553	4.08	16.14
Mainly including:
Commission income	2,518		1,545		62.98
Hotel and tour operation income	625		621		0.64
General aviation income	461		490		(5.92)
Ground services income	384		345		11.30
Expired sales in advance of carriage	376		459		(18.08)

Total operating revenue	114,981	100.00	111,652	100.00	2.98

Less: fuel surcharges income	(5,798)		(6,300)		(7.97)
Total operating revenue excluding fuel surcharges	109,183		105,352		3.64

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 95.92% and 95.40% of the total operating revenue in 2015 and 2016, respectively. Passenger revenue and cargo and mail revenue accounted for 93.44% and 6.56%, respectively of the total traffic revenue in 2016. During the reporting period, the Group’s total traffic revenue was RMB109,693 million, representing an increase of RMB2,594 million or 2.42% from prior year, mainly due to the increase in traffic capacity and traffic volume. The other operating revenue is mainly derived from commission income, expired sales in advance of carriage, hotel and tour operation income, general aviation income and ground services income.

The increase in operating revenue was primarily due to a 2.26% increase in passenger revenue from RMB100,238 million in 2015 to RMB102,502 million in 2016. The total number of passengers carried increased by 4.75% to 114.62 million passengers in 2016. RPKs increased by 8.71% from 189,588 million in 2015 to 206,106 million in 2016, primarily as a result of the increase in number of passengers carried. Passenger yield per RPK decreased from RMB0.53 in 2015 to RMB0.50 in 2016, which is mainly due to the drop of average ticket price.

Domestic passenger revenue, which accounted for 75.37% of the total passenger revenue in 2016, increased by 0.90% from RMB76,570 million in 2015 to RMB77,257 million in 2016. Domestic passenger traffic in RPKs increased by 4.48%, while passenger capacity in ASKs increased by 4.39%, resulting in an increase in passenger load factor by 0.1 percentage points from 80.6% in 2015 to 80.7% in 2016. Domestic passenger yield per RPK decreased from RMB0.55 in 2015 to RMB0.53 in 2016.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 2.18% of total passenger revenue, decreased by 11.40% from RMB2,517 million in 2015 to RMB2,230 million in 2016. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 12.57%, while passenger capacity in ASKs decreased by 11.95%, resulting in a decrease in passenger load factor by 0.6 percentage points from 74.1% in 2015 to 73.5% in 2016. Passenger yield per RPK increased from RMB0.71 in 2015 to RMB0.72 in 2016.

International passenger revenue, which accounted for 22.45% of total passenger revenue, increased by 8.81% from RMB21,151 million in 2015 to RMB23,015 million in 2016. For international flights, passenger traffic in RPKs increased by 22.73%, while passenger capacity in ASKs increased by 22.80%. Passenger load factor was 80.5% in 2015 and 2016. Passenger yield per RPK decreased from RMB0.45 in 2015 to RMB0.40 in 2016.

Cargo and mail revenue, which accounted for 6.56% of the Group’s total traffic revenue and 6.25% of total operating revenue, increased by 4.81% from RMB6,861 million in 2015 to RMB7,191 million in 2016. The increase was mainly attributable to the increase in cargo and mail carried.

Other operating revenue increased by 16.14% from RMB4,553 million in 2015 to RMB5,288 million in 2016. The increase was primarily due to the increase of commission income.

III.	OPERATING EXPENSES

Total operating expenses in 2016 amounted to RMB106,204 million, representing an increase of 4.64% or RMB4,712 million over 2015, primarily due to the increase in payroll, landing and navigation fees, depreciation and amortisation and aircraft operating lease charges partially offset by the decrease in jet fuel costs. Total operating expenses as a percentage of total operating revenue increased from 90.90% in 2015 to 92.37% in 2016.

Operating expenses	2016		2015
	RMB Million	Percentage	RMB Million	Percentage
		%		%

Flight operation expenses	51,461	48.45	50,412	49.67
Mainly including:
Jet fuel costs	23,799		26,274
Aircraft operating lease charges	7,330		6,153
Flight personnel payroll and welfare	9,215		8,070
Maintenance expenses	11,318	10.66	10,407	10.25
Aircraft and transportation service expenses	20,215	19.03	17,908	17.64
Promotion and selling expenses	6,304	5.94	6,976	6.87
General and administrative expenses	2,815	2.65	2,464	2.43
Depreciation and amortisation	12,619	11.88	11,845	11.67
Impairment on property, plant and equipment	71	0.07	90	0.09
Others	1,401	1.32	1,390	1.38

Total operating expenses	106,204	100.00	101,492	100.00

Flight operation expenses, which accounted for 48.45% of total operating expenses, increased by 2.08% from RMB50,412 million in 2015 to RMB51,461 million in 2016, primarily as a result of increase in RTK due to the increase of capacity netted off by the decrease in jet fuel costs because of decrease in average fuel prices. Jet fuel costs, which accounted for 46.25% of flight operation expenses, decreased by 9.42% from RMB26,274 million in 2015 to RMB23,799 million in 2016.

Maintenance expenses, which accounted for 10.66% of total operating expenses, increased by 8.75% from RMB10,407 million in 2015 to RMB11,318 million in 2016. The increase was mainly due to fleet expansion.

Aircraft and transportation service expenses, which accounted for 19.03% of total operating expenses, increased by 12.88% from RMB17,908 million in 2015 to RMB20,215 million in 2016. The increase was primarily due to a 13.89% increase in landing and navigation fees from RMB11,510 million in 2015 to RMB13,109 million in 2016, resulted from the increase in the numbers of take-off and landings for international flights.

Promotion and selling expenses, which accounted for 5.94% of total operating expenses, decreased by 9.63% from RMB6,976 million in 2015 to RMB6,304 million in 2016, mainly due to the decrease in sales commissions expenses.

General and administrative expenses, which accounted for 2.65% of the total operating expenses, increased by 14.25% from RMB2,464 million in 2015 to RMB2,815 million in 2016, mainly due to the increase in general corporate expenses.

Depreciation and amortisation, which accounted for 11.88% of the total operating expenses, increased by 6.53% from RMB11,845 million in 2015 to RMB12,619 million in 2016 mainly due to the expansion of aircraft fleet.

IV.	OPERATING PROFIT

Operating profit of RMB12,612 million was recorded in 2016 (2015: RMB13,438 million). The decrease in operating profit was mainly due to the net effect of increase in operating revenue by RMB3,329 million or 2.98% and increase in operating expenses by RMB4,712 million or 4.64%.

V.	OTHER NET INCOME

Other net income increased by RMB557 million from RMB3,278 million in 2015 to RMB3,835 million in 2016, mainly due to the increase of government grants.

Interest expense increased by RMB277 million from RMB2,188 million in 2015 to RMB2,465 million in 2016 was mainly due to the increase in the interest rate and the weighted average balance of obligations under finance leases during the year.

Net exchange loss of RMB3,276 million was recorded in 2016, a decrease of RMB2,677 million from RMB5,953 million in 2015, mainly due to the decrease in USD dominated borrowings during the reporting period.

VI.	INCOME TAX

Income tax expense of RMB1,763 million was recorded in 2016, increased by RMB463 million from RMB1,300 million in 2015, mainly due to the increase of profit before income tax in the reporting period.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2016, the Group’s current liabilities exceeded its current assets by RMB54,168 million. For the year ended 31 December 2016, the Group recorded a net cash inflow from operating activities of RMB23,764 million, a net cash outflow from investing activities of RMB15,750 million and a net cash outflow from financing activities of RMB8,459 million and a resulting decrease in cash and cash equivalents of RMB445 million.

	2016	2015
	RMB million	RMB million

Net cash generated from operating activities	23,764	23,734
Net cash used in investing activities	(15,750)	(6,931)
Net cash used in financing activities	(8,459)	(27,695)
Exchange gain on cash and cash equivalents	37	38

Decrease in cash and cash equivalents	(408)	(10,854)

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2016, the Group had banking facilities with several PRC banks and financial institutions for providing bank financing up to approximately RMB139,274 million (2015: RMB173,739 million), of which approximately RMB110,199 million (2015: RMB131,021 million) was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The Directors of the Company have carried out a review of the cash flow forecast of the Group for the twelve months ending 31 December 2017. Based on such forecast, the Directors have determined that adequate liquidity exists to finance the working capital, capital expenditure requirements and dividend payments of the Group during that period. In preparing the cash flow forecast, the Directors have considered historical cash requirements of the Group as well as other key factors, including the availability of the above-mentioned bank facilities, which may impact the operations of the Group during the next twelve-month period. The Directors of the Company are of the opinion that the assumptions and sensitivities which are included in the cash flow forecast are reasonable. However, as with all assumptions in regard to future events, these are subject to inherent limitations and uncertainties and some or all of these assumptions may not be realised.

The analyses of the Group’s borrowings and obligations under finance leases are as follows:

Composition of borrowings and obligations under finance leases

	2016	2015	Change
	RMB million	RMB million	%

Total borrowings and obligations under finance leases	107,726	101,710	5.91

Fixed rate borrowings and obligations under finance leases	49,456	21,810	126.76
Floating rate borrowings and obligations under finance leases	58,270	79,900	(27.07)

Analysis of borrowings and obligations under finance leases by currency

	2016	2015
	RMB million	RMB million

USD	41,567	62,592
RMB	59,651	31,742
Others	6,508	7,376

Total	107,726	101,710

Maturity analysis of borrowings and obligations under finance leases

	2016	2015
	RMB million	RMB million

Within 1 year	35,441	36,418
After 1 year but within 2 years	7,413	14,143
After 2 years but within 5 years	39,843	25,199
After 5 years	25,029	25,950

Total	107,726	101,710

The Group’s capital structure at the end of the year is as follows:

	2016	2015	Change

Total liabilities (RMB million)	145,466	136,365	6.67%
Total assets (RMB million)	200,442	185,989	7.77%
Debt ratio	0.73	0.73	–

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio of the Group at 31 December 2016 was 73%, as compared to 73% at 31 December 2015.

VIII.	MAJOR CHARGE ON ASSETS

As at 31 December 2016, certain aircraft of the Group with an aggregate carrying value of approximately RMB78,318 million (2015: RMB88,060 million) were mortgaged under certain loans or certain lease agreements.

IX.	COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2016, the Group had capital commitments (excluding investment commitment) of approximately RMB105,141 million (2015: RMB90,160 million). Of such amounts, RMB83,532 million related to the acquisition of aircraft and related flight equipment and RMB21,609 million for other projects.

As at 31 December 2016, the Group had investment commitments as follows:

	2016	2015
	RMB million	RMB million

Authorised and contracted for
Capital contributions for acquisition of interests in associates	170	34
Share of capital commitments of a joint venture	25	56

	195	90

Authorised but not contracted for
Share of capital commitments of a joint venture	19	41

	214	131

Contingent Liabilities

(a)	The Group leased certain properties and buildings from CSAHC which located in Guangzhou, Wuhan and Haikou, etc. However, to the knowledge of the Group, such properties and buildings lack adequate documentation evidencing CSAHC’s rights thereto.

Pursuant to the indemnification agreement dated 22 May 1997 between the Group and CSAHC, CSAHC has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use such properties and buildings.

In addition, the Group is applying title certificates for certain of the Group’s properties and land use rights certificates for certain properties and parcels of land. The Company is of the opinion that the use of and the conduct of operating activities at these properties and these parcels of land are not affected by the fact that the Group has not yet obtained the relevant certificates.

(b)	The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2015: RMB627 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2016, total personal bank loans of RMB409 million (31 December 2015: RMB454 million), under these guarantees, were drawn down from the banks. During the year, the Group paid RMB4 million (2015: RMB4 million) to the banks due to the default of payments of certain pilot trainees.

(c)	The Company is engaged in International Court of Arbitration proceedings (“ICC arbitration proceedings”) in London against a lessor SASOF TR-81 AVIATION IRELAND LIMITED, arising out of the redelivery of two Boeing 737 aircraft. The lessor has made various claims of approximately USD13 million in the arbitration proceedings relating to the redelivery condition of the aircraft, and the Company has counterclaimed against the lessor for the recovery of approximately USD9.8 million. As of the date of this announcement, the hearing in the ICC arbitration proceedings was complete, but the final award of the Arbitral Tribunal is awaited. The Directors are of the opinion that the Company cannot reasonably predict the result and potential financial impact of this pending arbitration, if any. Therefore, no provision has been made against this pending arbitration.

(d)	A claim was raised by a construction company in the Hainan Province of the PRC (the “claimant”) in 2016 against a wholly-owned subsidiary of CSAHC, the Company and its Sanya Branch for the alleged non-payment of construction fees of RMB45 million and the relating interests. The Company are of the opinion that the claims and the civil judgment of the first trial are without merit and have instructed its legal advisor to defend the claims vigorously. As of the date of this announcement, the Company consider that given the preliminary status of the second trial, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

(e)	The Company received a claim dated 18 October 2016 from two PRC sales agents located in Guangzhou and Guangxi respectively (the “claimants”) against the Company for the alleged breach of certain terms and conditions of a flight routes cooperative agreement (the “cooperative agreement”). The claimants have made a claim against the Company for a total sum of approximately RMB141 million in respect of the alleged non-payment relating to cooperative sales, the refund of the down payments of RMB5.8 million and the relating interests on the above late payment. The directors are of the opinion that the claims are without merit and have instructed its legal advisor to defend the claims vigorously. As of the date of this announcement, the Directors consider that given the nature of the claims and the preliminary status of the proceedings, the Company cannot reasonably predict the result and potential financial impact of this pending claim, if any. Therefore, no provision has been made against this pending claim.

SUBSEQUENT EVENTS

On 27 March 2017, according to the authorisation under the 2015 General Mandate and as approved by the Board, the Company entered into the Subscription Agreement with American Airlines, Inc. (the “Subscriber”), pursuant to which the Company has agreed to issue, and the Subscriber has agreed to subscribe for 270,606,272 new H Shares of the Company (the “Subscription”), at the subscription price of HK$1,553.28 million, representing HK$5.74 per subscription share. The Subscription is subject to the approval of relevant authorities.

CHANGE IN SHARE CAPITAL STRUCTURE

						Unit: Share
				Increase/(decrease) during
		31 December 2015		January to December 2016		31 December 2016
		Number of	Percentage	Number of	Percentage	Number of	Percentage
		Shares	(%)	Shares	(%)	Shares	(%)

I.	Shares subject to restrictions on sales	0	0	0	0	0	0
II.	Shares not subject to restrictions on sales
1.	RMB ordinary shares	7,022,650,000	71.53	0	0	7,022,650,000	71.53
2.	Foreign listed shares	2,794,917,000	28.47	0	0	2,794,917,000	28.47
	Total	9,817,567,000	100	0	0	9,817,567,000	100
III.	Total number of shares	9,817,567,000	100	0	0	9,817,567,000	100

Note: During the reporting period, there is no change of the total share number and share structure.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2016.

PRE-EMPTIVE RIGHTS

None of the articles of association of the Company provides for any pre-emptive rights requiring the Company to offer new shares to existing shareholders in proportion to their existing shareholdings.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the audited financial statements of the Group for the year ended 31 December 2016.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries with all the Directors, the Directors have for the year ended 31 December 2016 complied with the Model Code (the “Model Code”) for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

The Company has adopted a code of conduct which is no less stringent than the Model Code regarding securities transactions of the Directors.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

In the opinion of the Board, the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 of the Listing Rules for the year ended 31 December 2016.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB1 (inclusive of applicable tax) per 10 shares for the year ended 31 December 2016, totaling approximately RMB982 million based on the Company’s 9,817,567,000 issued shares. A resolution for the dividend payment will be submitted for consideration at the 2016 annual general meeting of the Company. The dividend will be denominated and declared in RMB and payable in RMB to shareholders of A share, and in HKD to shareholder of H share. The profit distribution proposal is subject to shareholders’ approval at the general meeting, and if approved, the final dividend is expected to be paid to the shareholders on or before 31 August 2017.

2017 OUTLOOK

Looking forward to 2017, although the global economy growth is expected to be slightly higher as compared with the previous year, the pace of trade liberalization will slow down due to the rising protectionism and the increasing geopolitical risks. Although faced with great downward pressure, China will continue to rank the forefront of the world’s major economies in terms of economic growth, as its reform deepens. Civil aviation industry in China is still in the important period of opportunities with huge market potentials. Meanwhile, we are facing a number of challenges, such as rebound of international crude oil prices, fluctuations of RMB exchange rate, aggravation of international market competition and gradual improvement of the “Eight Vertical and Eight Horizontal (八縱八橫)” network for high-speed railways and etc. Under the general principle of “Steady Progress”, the strategic concept of “Safety First” and the strategic guideline of “Market Orientation”, the Group will endeavor to create a strategic layout of “Dual Hubs” of Guangzhou-Beijing. Adhering firmly to the strategic orientation of standardization, integration, intellectualization and internationalization, the Group will deepen the reform and keep on implementing its strategies to ensure aviation safety and excellent performance. The Group is marching forward to the goal of becoming a world first-class aviation industry group with international competitiveness, striving to offer returns to its shareholders and the society with better performance. In 2017, we will focus on the following matters:

1.	Continuously improve the level of safety management. We will implement the accountability system for safety in all aspects, all level and the whole chain under the concept of “Safety First”; improve the manual systems to be of complete quantity and perfect quality and build the authority of the rules by using various methods; carry on the safety training and in-depth technical research and discussions to accelerate the promotion and application of new technology and promote the use of safe big data; and perfect the contingency plans and the internal rapid emergency response mechanism, increase actual maneuvers and establish an external emergency linkage mechanism. In 2017, the Group will continue to ensure another year of aviation safety.

2.	Continuously optimize the fleet structure based on the market environment. We will strengthen medium- and long-term planning for transport capacity, and make rolling planning and dynamic adjustment based on market changes; accelerate the upgrading of cabins in order to be in line with new trends in cabin layout; and increase the compatibility of wide-body aircraft to flights taking into account the international route structure. In 2017, the Group plans to introduce 86 aircrafts and retire 30 aircrafts.

3.	Create a first-class international service brand with sincere service. We will increase hardware and software investments to accelerate the interconnection between the air and the ground and in-flight WIFI service, continuously improve hub transit service, optimize the transit process and enhance the transit efficiency and the electronic service level of ticket purchases, seat selection, check-in, luggage and security check. Moreover, we will continue to strengthen the promotion of the “China Southern Airlines” brand, increase international marketing efforts and increase the influence on the mainstream markets.

4.	Accelerate adaptation to new changes and further raise the capability in operation assurance. We will adapt to the Company’s rapid development and accelerate the construction of the “centralized control, unified command” mega operating system, adjust and optimize the organization and operation process and set up an operation and management mode which matches with specific features of a large fleet. In addition, we will continue to perfect the contingency plans for extensive flight delays, enhance services for delayed flights and effectively safeguard the interest of the passengers, in order to maintain our industry-leading on-time arrival rate.

5.	Vigorously strengthen the hub construction and continuously expand the effectiveness of transition. We will put forward the construction of Beijing new airport, and plan and consider the integrated function of the hub to ensure that the operational process meets the hub requirements; further deepen the construction of Guangzhou hub, continue to consolidate the advantages and perfect the international network, with a view to enlarging the effect of “Canton Route”; and continue to intensify the hub coordination, study and promote the integration strategy for Guangzhou and Shenzhen, so as to consolidate the Pearl River Delta market and create two mutually-supporting collaborative hubs with their respective focuses.

6.	Expedite the construction of the “China Southern e-Travel” and consolidate the competitive advantages. We will launch all the core functions of the “China Southern Airlines Mobile” during the year as soon as possible, so as to enhance its convenience; improve the evaluation feedback mechanism by consolidating various indicators, such as passenger activity, sales volume and etc.; strengthen the integration of IT resources of the Company, break isolation of information and promote the integration of data from marketing, operation, service and management systems, so as to establish a China Southern Airlines database for information sharing, and thus elevating the intelligent level; and continue to vigorously develop the follower base, striving to get over 20 million followers in the social media by the end of the year and 9 million new downloads of the App.

7.	Fully utilize the important functions of financial management, and focus on cost control. We will keep on paying attention to exchange rate fluctuations and make timely and decisive responses, so as to dynamically optimize the debt currency structure; match the capital duration of the investment projects in a scientific way, adjust and optimize the ratios of short- and long-term financings and reduce financing costs by using a combination of various methods; make full use of various fiscal and taxation preferential policies, and actively explore other lease models and businesses including setting up special purpose vehicles, so as to reduce leasing costs; and consolidate and deepen the overall budget management, increase efforts to fine management of costs and further tap the potentials of cost control.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2016 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2016, with an unqualified auditor’s report, and all other information required under Appendix 16 of the Listing Rules will be despatched to shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China
30 March 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors

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